UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In May 2010, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 to 99.7 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated April 30, 2010: Change in sanofi-aventis Executive Committee

Exhibit 99.2	Press release dated May 3, 2010: Sanofi-aventis and Glenmark Pharmaceuticals Sign License Agreement on Novel Agents to treat Chronic Pain

Exhibit 99.3	Press release dated May 12, 2010: Sanofi-aventis initiates 10,000 patient study with Multaq® in permanent atrial fibrillation

Exhibit 99.4	Press release dated May 19, 2010: Sanofi-aventis to reinforce its Consumer Health Care platform in Poland

Exhibit 99.5	Press release dated May 26, 2010: Sanofi-aventis Establishes Strategic Alliance with MIT’s Center for Biomedical Innovation

Exhibit 99.6	Press release dated May 27, 2010: Updated Phase 3 Survival Results with Cabazitaxel in Patients with Advanced Hormone-Refractory Prostate Cancer, Presented at ASCO

Exhibit 99.7	Press release dated May 28, 2010: Sanofi-aventis and Generics Leader Nichi-Iko to Establish New Joint Venture for Generics in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2010	SANOFI-AVENTIS

	By	/S/ JOHN FELITTI
	Name:	John Felitti
	Title:	Associate Vice President, Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated April 30, 2010: Change in sanofi-aventis Executive Committee

Exhibit 99.2	Press release dated May 3, 2010: Sanofi-aventis and Glenmark Pharmaceuticals Sign License Agreement on Novel Agents to treat Chronic Pain

Exhibit 99.3	Press release dated May 12, 2010: Sanofi-aventis initiates 10,000 patient study with Multaq® in permanent atrial fibrillation

Exhibit 99.4	Press release dated May 19, 2010: Sanofi-aventis to reinforce its Consumer Health Care platform in Poland

Exhibit 99.5	Press release dated May 26, 2010: Sanofi-aventis Establishes Strategic Alliance with MIT’s Center for Biomedical Innovation

Exhibit 99.6	Press release dated May 27, 2010: Updated Phase 3 Survival Results with Cabazitaxel in Patients with Advanced Hormone-Refractory Prostate Cancer, Presented at ASCO

Exhibit 99.7	Press release dated May 28, 2010: Sanofi-aventis and Generics Leader Nichi-Iko to Establish New Joint Venture for Generics in Japan

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